Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2025

SHANGHAI, May 29, 2025 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited financial results for the first quarter of 2025.

Starting from the fourth quarter of 2024, the Company has adopted refined segment reporting structure to disclose net revenue by each domestic and overseas business segment. The Company believes that this will better reflect its recent operational adjustments and organizational restructuring, providing investors with a clearer understanding of the financial performance and strategic progress of each business segment. Historical financial information has been recast to conform to the new structure, and additional business information is provided for comparison purposes.

FIRST QUARTER 2025 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2025 were RMB614.6 million (US$84.7 million), a 5.4% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of insurance products. Net revenues decreased by 5.7% from the fourth quarter of 2024, primarily due to decreases in performance-based income generated from RMB private equity products and private secondary products and recurring service fees generated from RMB private equity products.

Net revenues from overseas for the first quarter of 2025 was RMB304.2 million (US$41.9 million), compared with RMB306.7 million for the corresponding period in 2024, which was effectively flat. Net revenues increased by 5.0% from the fourth quarter of 2024, primarily due to increases in distribution of overseas insurance products.

•	Income from operations for the first quarter of 2025 was RMB186.0 million (US$25.6 million), a 53.1% increase from the corresponding period in 2024, primarily due to a 21.8% decrease in compensation and benefits.

•	Net income attributable to Noah shareholders for the first quarter of 2025 was RMB149.0 million (US$20.5 million), a 13.3% increase from the corresponding period in 2024, mainly due to a 53.1% increase in income from operations, and partially offset by a 29.0% decrease in interest income, a 42.0% increase in income tax expenses and a loss from equity in affiliates.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2025 was RMB168.8 million (US$23.3 million), a 4.7% increase from the corresponding period in 2024.

FIRST QUARTER 2025 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global Chinese high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of March 31, 2025 was 463,161, a 1.2% increase from March 31, 2024, and a 0.2% increase from December 31, 2024. Among such clients, the number of overseas registered clients as of March 31, 2025 was 18,207, a 15.8% increase from March 31, 2024 and a 3.1% increase from December 31, 2024.

•	Total number of active clients[2] who transacted with us during the first quarter of 2025 was 8,822, a 15.1% decrease from the first quarter of 2024, and a 0.5% decrease from the fourth quarter of 2024. Among such clients, the number of overseas active clients who transacted with us during the first quarter of 2025 was 3,384, a 23.3% increase from the first quarter of 2024, and a 16.1% increase from the fourth quarter of 2024.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non- GAAP Results” at the end of this press release.
[2]	“Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

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•	Aggregate value of investment products distributed during the first quarter of 2025 was RMB16.1 billion (US$2.2 billion), a 14.7% decrease from the first quarter of 2024, mainly due to a 39.8% decrease in distribution of mutual fund products. Among such products distributed, Noah distributed RMB8.1 billion (US$1.1 billion) of overseas investment products, a 3.6% decrease from the first quarter of 2024, mainly due to a 13.2% decrease in distribution of mutual fund products and partially offset by a 25.0% increase in distribution of private equity products.

The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended March 31,
	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	12.6	66.8%	7.6	47.2%
Private secondary products	3.8	20.0%	6.1	37.9%
Private equity products	1.2	6.3%	1.5	9.3%
Other products[3]	1.3	6.9%	0.9	5.6%
All products	18.9	100.0%	16.1	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows：

	Three months ended March 31,
Type of products in Mainland China	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	8.8	84.3%	4.3	53.7%
Private secondary products	1.0	8.8%	3.3	41.3%
Other products	0.7	6.9%	0.4	5.0%
All products in Mainland China	10.5	100.0%	8.0	100.0%

	Three months ended March 31,
Type of overseas products	2024		2025

	(RMB in billions, except percentages)
Mutual fund products	3.8	44.9%	3.3	40.7%
Private secondary products	2.8	33.9%	2.8	34.6%
Private equity products	1.2	14.2%	1.5	18.5%
Other products	0.6	7.0%	0.5	6.2%
All Overseas products	8.4	100.0%	8.1	100.0%

•	Coverage network in mainland China included 11 cities as of March 31, 2025, compared with 18 cities as of March 31, 2024 and 11 cities as of December 31, 2024, primarily due to the continued streamlining of the Company’s domestic coverage network.

•	Aggregate number of overseas relationship managers was 131 as of March 31, 2025, a 44.0% increase from March 31, 2024, and a 5.1% decrease from December 31, 2024.

[3]	“Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

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Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. ("Gopher Asset Management" or “Gopher”), a leading multi-asset manager in China, and Olive Asset Management Co., Ltd. (“Olive Asset Management” or “Olive”), as the overseas asset management brand focused on providing global investment solutions with offices in Hong Kong and the United States. Gopher Asset Management and Olive Asset Management develop and manage assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

•	Total assets under management as of March 31, 2025 remained relatively stable at RMB149.3 billion (US$20.6 billion), compared with RMB153.3 billion as of March 31, 2024 and RMB151.5 billion as of December 31, 2024. Mainland China assets under management as of March 31, 2025 were RMB106.6 billion (US$14.7 billion), compared with RMB116.1 billion as of March 31, 2024 and RMB108.9 billion as of December 31, 2024. Overseas assets under management as of March 31, 2025 were RMB42.7 billion (US$5.9 billion), compared with RM37.2 billion as of March 31, 2024 and RMB42.6 billion as of December 31, 2024.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of December 31, 2024		Growth	Allocation/ Redemption [4]	As of March 31, 2025

	(RMB billions, except percentages)
Private equity	131.5	86.8%	0.4	1.5	130.4	87.4%
Public securities[5]	9.4	6.2%	1.6	1.6	9.4	6.3%
Real estate	6.2	4.1%	-	1.1	5.1	3.4%
Multi-strategies	3.9	2.6%	-	-	3.9	2.6%
Others	0.5	0.3%	-	-	0.5	0.3%
All Investments	151.5	100.0%	2.0	4.2	149.3	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of December 31, 2024		Growth	Allocation/ Redemption	As of March 31, 2025

	(RMB billions, except percentages)
Private equity	98.6	90.5%	-	1.3	97.3	91.2%
Public securities	5.3	4.9%	0.5	0.5	5.3	5.0%
Real estate	2.2	2.0%	-	1.0	1.2	1.1%
Multi-strategies	2.3	2.1%	-	-	2.3	2.2%
Others	0.5	0.5%	-	-	0.5	0.5%
All Investments	108.9	100.0%	0.5	2.8	106.6	100.0%

Overseas Investment type	As of December 31, 2024		Growth	Allocation/ Redemption	As of March 31, 2025

	(RMB billions, except percentages)
Private equity	32.9	77.2%	0.4	0.2	33.1	77.5%
Public securities	4.1	9.6%	1.1	1.1	4.1	9.6%
Real estate	4.0	9.4%	-	0.1	3.9	9.1%
Multi-strategies	1.6	3.8%	-	-	1.6	3.8%
All Investments	42.6	100.0%	1.5	1.4	42.7	100.0%

[4]	The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.
[5]	The asset allocation/redemption of public securities also includes market appreciation or depreciation.

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Other Businesses

Noah's other businesses mainly include providing clients with additional comprehensive services and investment products. Operating results for other businesses (under the Company’s traditional segmentation) also include headquarters rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “We have been making progress since last year in repositioning ourselves to drive growth in this challenging market environment. We are delighted to announce that the Group achieved a recovery in profitability this quarter, reflecting improved operational efficiency and strategic progress. Income from operations grew by 53.1% year-on-year and 35.2% quarter-on-quarter, while non-GAAP net profit rose by 27.4% quarter-on-quarter. Net revenues declined due to a decrease in distribution of domestic insurance products and RMB private equity management fees; however, overseas revenue continued to grow and now accounts for nearly 50% of total net revenues, showcasing our diversification efforts. Looking ahead, we remain committed to advancing our strategy, driving sustainable growth, and delivering reasonable shareholders returns.”

FIRST QUARTER 2025 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2025 were RMB614.6 million (US$84.7 million), a 5.4% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of insurance products.

Net Revenues under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q1 2024	Q1 2025	YoY Change
Domestic public securities[6]	119.0	127.5	7.1%
Domestic asset management[7]	194.9	167.0	(14.3)%
Domestic insurance[8]	18.7	6.4	(65.6)%
Overseas wealth management[9]	178.5	162.0	(9.2)%
Overseas asset management[10]	91.6	112.0	22.3%
Overseas insurance and comprehensive services[11]	36.7	30.2	(17.8)%
Headquarters	10.1	9.5	(5.5)%
Total net revenues	649.5	614.6	(5.4)%

•	Domestic public securities is the business that distributes mutual funds and private secondary products. Net revenues for the first quarter of 2025 were RMB127.5 million (US$17.6 million), a 7.1% increase from the corresponding period in 2024, mainly due to an increase in distribution of private secondary products.

[6]	Operates under the Noah Upright brand
[7]	Operates under the Gopher Asset Management brand
[8]	Operates under the Glory brand
[9]	Operates under the ARK Wealth Management brand
[10]	Operates under the Olive Asset Management brand
[11]	Operates under the Glory Family Heritage brand

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•	Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Net revenues for the first quarter of 2025 were RMB167.0 million (US$23.0 million), a 14.3% decrease from the corresponding period in 2024, primarily due to decreases in recurring service fees generated from private equity products.

•	Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Net revenues for the first quarter of 2025 were RMB6.4 million (US$0.9 million), a 65.6% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of insurance products.

•	Overseas wealth management is the business that provides offline and online wealth management services. Net revenues for the first quarter of 2025 were RMB162.0 million (US$22.3 million), a 9.2% decrease from the corresponding period in 2024, mainly due to a decrease in allocated commission gained from distribution of overseas insurance products.

•	Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Net revenues for the first quarter of 2025 were RMB112.0 million (US$15.4 million),a 22.3% increase from the corresponding period in 2024, due to an increase in the amount of private equity investments managed by Olive.

•	Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Net revenues for the first quarter of 2025 were RMB30.2 million (US$4.2 million), a 17.8% decrease from the corresponding period in 2024, mainly due to a decrease in distribution of overseas insurance products.

•	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Net revenues during the first quarter of 2025 were RMB9.5 million (US$1.3 million), compared with RMB10.1 million for the corresponding period in 2024, which effectively remained flat.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2025 were RMB428.6 million (US$59.1 million), an 18.8% decrease from the corresponding period in 2024. Operating costs and expenses for the first quarter of 2025 primarily consisted of (i) compensation and benefits of RMB303.9 million (US$41.9 million); (ii) selling expenses of RMB51.1 million (US$7.0 million); (iii) general and administrative expenses of RMB64.4 million (US$8.9 million); (iv) provision for credit losses of RMB2.8 million (US$0.4 million); (v) other operating expenses of RMB15.7 million (US$2.2 million); and (vi) income gained from government subsidies of RMB9.3 million (US$1.3 million).

•	Operating costs and expenses for Domestic public securities for the first quarter of 2025 were RMB32.5 million (US$4.5 million), a 16.4% decrease from the corresponding period in 2024, primarily due to the decrease in relationship manager compensation.

•	Operating costs and expenses for Domestic asset management for the first quarter of 2025 were RMB31.1 million (US$4.3 million), a 10.8% decrease from the corresponding period in 2024, primarily due to the decrease in general and administrative expenses.

•	Operating costs and expenses for Domestic insurance for the first quarter of 2025 were RMB22.2 million (US$3.1 million), a 50.9% decrease from the corresponding period in 2024, primarily due to the decrease in consulting fee.

•	Operating costs and expenses for Overseas wealth management for the first quarter of 2025 were RMB104.0 million (US$14.3 million), a 40.2% decrease from the corresponding period in 2024, primarily due to the decrease in marketing activities and travel expenses.

•	Operating costs and expenses for Overseas asset management for the first quarter of 2025 were RMB21.8 million (US$3.0 million), a 4.6% decrease from the corresponding period in 2024, which effectively remained flat.

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•	Operating costs and expenses for Overseas insurance and comprehensive services for the first quarter of 2025 were RMB27.5 million (US$3.8 million), a 52.8% increase from the corresponding period in 2024, primarily due to the increase in other operating expenses.

•	Operating costs and expenses for Headquarters for the first quarter of 2025 were RMB189.6 million (US$26.1 million), a 2.5% decrease from the corresponding period in 2024, which effectively remained flat.

Income(loss) from operations

Income(loss) from operations under the segmentation adopted in Q4 2024 is as follows:

(RMB millions, except percentages)	Q1 2024	Q1 2025	YoY Change
Domestic public securities	80.3	95.0	18.4%
Domestic asset management	160.1	135.9	(15.1)%
Domestic insurance	(26.5)	(15.7)	40.6%
Overseas wealth management	4.7	58.1	1129.6%
Overseas asset management	68.7	90.1	31.2%
Overseas insurance and comprehensive services	18.7	2.7	(85.4)%
Headquarters	(184.5)	(180.1)	2.4%
Total income from operations	121.5	186.0	53.1%

•	Income from operations for Domestic public securities for the first quarter of 2025 was RMB95.0 million (US$13.1 million), an 18.4% increase from the corresponding period in 2024, primarily due to increases in one-time commissions generated from private secondary products.

•	Income from operations for Domestic asset management for the first quarter of 2025 RMB135.9 million (US$18.7 million), a 15.1% decrease from the corresponding period in 2024, primarily due to decreases in recurring service fees generated from RMB private equity products.

•	Loss from operations for Domestic insurance for the first quarter of 2025 was RMB15.7 million (US$2.2 million), a 40.6% decrease from the corresponding period in 2024, primarily due to the decrease in operating expenses.

•	Income from operations for Overseas wealth management for the first quarter of 2025 was RMB58.1 million (US$8.0 million), compared with RMB4.7 million for the corresponding period in 2024, primarily due to a decrease in compensation and benefits in the first quarter of 2025.

•	Income from operations for Overseas asset management for the first quarter of 2025 was RMB90.1 million (US$12.4 million), a 31.2% increase from the corresponding period in 2024, primarily due to a 22.3% increase in net revenues of the segment.

•	Income from operations for Overseas insurance and comprehensive services for the first quarter of 2025 RMB2.7 million (US$0.4 million), an 85.4% decrease from the corresponding period in 2024, primarily due to a 17.8% decrease in net revenues of the segment and an increase in operating expenses.

•	Loss from operations for Headquarters for the first quarter of 2025 was RMB180.1 million (US$24.8 million), a 2.4% slight decrease from the corresponding period in 2024.

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Operating Margin

Operating margin for the first quarter of 2025 was 30.3%, compared with 18.7% for the corresponding period in 2024, primarily due to a 21.8% decrease in compensation and benefits.

Interest Income

Interest income for the first quarter of 2025 was RMB32.8 million (US$4.5 million), a 29.0% decrease from the corresponding period in 2024.

Investment Income

Investment income for the first quarter of 2025 was RMB6.3 million (US$0.9 million), a 20.9% increase from the corresponding period in 2024.

Income Tax Expense

Income tax expense for the first quarter of 2025 were RMB60.6 million (US$8.4 million), a 42.0% increase from the corresponding period in 2024.

Net Income

•	Net Income

•	Net income for the first quarter of 2025 was RMB149.8 million (US$20.6 million), a 13.6% increase from the corresponding period in 2024.

•	Net margin for the first quarter of 2025 was 24.4%, up from 20.3% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders for the first quarter of 2025 was RMB149.0 million (US$20.5 million), a 13.3% increase from the corresponding period in 2024.

•	Net margin attributable to Noah shareholders for the first quarter of 2025 was 24.2%, up from 20.2% for the corresponding period in 2024.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2025 was RMB2.13 (US$0.29) and RMB2.11 (US$0.29), compared with RMB1.88 and RMB1.88 for the corresponding period in 2024, respectively.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2025 was RMB168.8 million (US$23.3 million), a 4.7% increase from the corresponding period in 2024.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2025 was 27.5%, up from 24.8% for the corresponding period in 2024.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2025 was RMB2.39 (US$0.33), up from RMB2.31 for the corresponding period in 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had RMB4,075.4 million (US$561.6 million) in cash and cash equivalents, compared with RMB3,822.3 million as of December 31, 2024 and RMB5,129.4 million as of March 31, 2024, respectively.

Net cash inflow from the Company’s operating activities during the first quarter of 2025 was RMB253.4 million (US$34.9 million), compared with net cash outflow of RMB181.8 million in the corresponding period in 2024, primarily due to cash inflow generated from net income from operations in the first quarter of 2025.

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Net cash inflow from the Company’s investing activities during the first quarter of 2025 was RMB20.0 million (US$2.8 million), compared with net cash outflow of RMB59.1 million in the corresponding period in 2024, primarily due to increased redemptions of term deposits in the first quarter of 2025.

Net cash outflow to the Company’s financing activities was RMB9.4 million (US$1.3 million) in the first quarter of 2025, compared with net cash outflow of RMB12.3 million in the corresponding period in 2024.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter of 2025 unaudited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Dial-in details:

Conference title:	Noah First Quarter 2025 Earnings Conference Call
Date/Time:	Wednesday, May 28, 2025, at 8:00 p.m., U.S. Eastern Time
Thursday, May 29, 2025, at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	1593238

A telephone replay will be available starting approximately one hour after the end of the conference until June 5, 2025 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 9541104.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-cash settlement expenses or reversal and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

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ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first quarter of 2025, Noah distributed RMB16.1 billion (US$2.2 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB149.3 billion (US$20.6 billion) as of March 31, 2025.

Noah's domestic and overseas wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. The Company’s wealth management business had 463,161 registered clients as of March 31, 2025. Through its domestic and overseas asset management business operated by Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2025 ended March 31, 2025 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2567 to US$1.00, the effective noon buying rate for March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

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SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Rick Chan

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

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Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,822,339	4,075,358	561,599
Restricted cash	8,696	8,435	1,162
Short-term investments	1,274,609	1,316,190	181,376
Accounts receivable, net	473,490	406,167	55,971
Amounts due from related parties	499,524	536,316	73,906
Loans receivable, net	169,108	158,990	21,909
Other current assets	226,965	217,566	29,982
Total current assets	6,474,731	6,719,022	925,905
Long-term investments, net	971,099	888,987	122,506
Investment in affiliates	1,373,156	1,328,980	183,138
Property and equipment, net	2,382,247	2,368,830	326,434
Operating lease right-of-use assets, net	121,115	113,827	15,686
Deferred tax assets	319,206	317,107	43,699
Other non-current assets	137,291	136,959	18,873
Total Assets	11,778,845	11,873,712	1,636,241
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	412,730	422,444	58,214
Income tax payable	63,892	75,108	10,350
Deferred revenues	72,259	72,415	9,979
Contingent liabilities	476,107	473,328	65,226
Other current liabilities	404,288	353,214	48,674
Total current liabilities	1,429,276	1,396,509	192,443
Deferred tax liabilities	246,093	244,205	33,652
Operating lease liabilities, non-current	75,725	64,066	8,829
Other non-current liabilities	15,011	14,003	1,930
Total Liabilities	1,766,105	1,718,783	236,854
Equity	10,012,740	10,154,929	1,399,387
Total Liabilities and Equity	11,778,845	11,873,712	1,636,241

11

Noah Holdings Limited
Condensed Consolidated Income Statements
(In RMB'000, except for ADS data, per ADS data and percentages)
(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	185,255	154,991	21,358	(16.3)%
Recurring service fees	155,165	151,596	20,890	(2.3)%
Performance-based income	5,528	13,986	1,927	153.0%
Other service fees	34,960	36,863	5,080	5.4%
Total revenues from others	380,908	357,436	49,255	(6.2)%
Revenues from funds Gopher/Olive manages:
One-time commissions	1,827	3,750	517	105.3%
Recurring service fees	262,689	244,380	33,676	(7.0)%
Performance-based income	8,844	14,529	2,002	64.3%
Total revenues from funds Gopher/Olive manages	273,360	262,659	36,195	(3.9)%
Total revenues	654,268	620,095	85,450	(5.2)%
Less: VAT related surcharges	(4,733)	(5,501)	(758)	16.2%
Net revenues	649,535	614,594	84,692	(5.4)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(144,295)	(122,568)	(16,890)	(15.1)%
Other compensations	(244,490)	(181,327)	(24,989)	(25.8)%
Total compensation and benefits	(388,785)	(303,895)	(41,879)	(21.8)%
Selling expenses	(62,332)	(51,072)	(7,038)	(18.1)%
General and administrative expenses	(71,116)	(64,441)	(8,880)	(9.4)%
Reversal of (provision for) credit losses	97	(2,810)	(387)	.N.A
Other operating expenses	(17,146)	(15,699)	(2,163)	(8.4)%
Government grants	11,233	9,331	1,286	(16.9)%

Total operating costs and expenses	(528,049)	(428,586)	(59,061)	(18.8)%
Income from operations	121,486	186,008	25,631	53.1%
Other income:
Interest income	46,185	32,801	4,520	(29.0)%
Investment income	5,185	6,270	864	20.9%
Other income (expenses)	3,935	(3,081)	(425)	.N.A
Total other income	55,305	35,990	4,959	(34.9)%
Income before taxes and income from equity in affiliates	176,791	221,998	30,590	25.6%
Income tax expense	(42,686)	(60,605)	(8,352)	42.0%
Loss from equity in affiliates	(2,242)	(11,574)	(1,595)	416.2%
Net income	131,863	149,819	20,643	13.6%
Less: net income attributable to non-controlling interests	372	855	118	129.8%
Net income attributable to Noah shareholders	131,491	148,964	20,525	13.3%
Income per ADS, basic	1.88	2.13	0.29	13.3%
Income per ADS, diluted	1.88	2.11	0.29	12.2%

Margin analysis:
Operating margin	18.7%	30.3%	30.3%
Net margin	20.3%	24.4%	24.4%

Weighted average ADS equivalent
[1]:

Basic	69,781,578	69,913,957	69,913,957
Diluted	69,788,638	70,600,397	70,600,397
ADS equivalent outstanding at end of period	65,685,535	66,508,418	66,508,418

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

12

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31, 2024	March 31, 2025	March 31, 2025	Change
	RMB'000	RMB'000	USD'000
Net income	131,863	149,819	20,643	13.6%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	53,400	(22,834)	(3,147)	N.A.
Fair value fluctuation of available-for-sale investment	-	233	32	N.A.
Comprehensive income	185,263	127,218	17,528	(31.3)%
Less: Comprehensive (loss) gain attributable to non-controlling interests	(492)	910	125	N.A.
Comprehensive income attributable to Noah shareholders	185,755	126,308	17,403	(32.0)%

13

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2024	March 31, 2025	Change
Number of registered clients	457,705	463,161	1.2%

	Three months ended
	March 31, 2024	March 31, 2025	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	10,391	8,822	(15.1)%
Transaction value:
Private equity products	1,195	1,461	22.3%
Private secondary products	3,772	6,114	62.1%
Mutual fund products	12,610	7,595	(39.8)%
Other products	1,309	934	(28.6)%
Total transaction value	18,886	16,104	(14.7)%

14

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	14,034	68	6,474	105,689	5,532	23,194	-	154,991
Recurring service fees	85,803	35,392	-	9,120	21,281	-	-	151,596
Performance-based income	13,800	45	-	-	141	-	-	13,986
Other service fees	-	-	-	16,315	-	6,992	13,556	36,863
Total revenues from others	113,637	35,505	6,474	131,124	26,954	30,186	13,556	357,436
Revenues from funds Gopher/Olive manages
One-time commissions	3,336	-	-	290	124	-	-	3,750
Recurring service fees	10,669	131,673	-	30,611	71,427	-	-	244,380
Performance-based income	1,076	-	-	-	13,453	-	-	14,529
Total revenues from funds Gopher/Olive manages	15,081	131,673	-	30,901	85,004	-	-	262,659
Total revenues	128,718	167,178	6,474	162,025	111,958	30,186	13,556	620,095
Less: VAT related surcharges	(1,252)	(186)	(37)	-	-	-	(4,026)	(5,501)
Net revenues	127,466	166,992	6,437	162,025	111,958	30,186	9,530	614,594
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(21,798)	(14,966)	(8,692)	(70,217)	(1,303)	(5,592)	-	(122,568)
Other compensations	(7,050)	(15,918)	(7,598)	(19,840)	(14,956)	(11,554)	(104,411)	(181,327)
Total compensation and benefits	(28,848)	(30,884)	(16,290)	(90,057)	(16,259)	(17,146)	(104,411)	(303,895)
Selling expenses	(3,140)	(2,044)	(3,669)	(12,857)	(5,361)	(2,606)	(21,395)	(51,072)
General and administrative expenses	(118)	(1,092)	(2,213)	(1,047)	(205)	(575)	(59,191)	(64,441)
Provision for credit losses	-	-	-	-	-	(1,600)	(1,210)	(2,810)
Other operating expenses	(410)	(2,380)	-	-	-	(5,523)	(7,386)	(15,699)
Government grants	40	5,309	12	-	-	-	3,970	9,331
Total operating costs and expenses	(32,476)	(31,091)	(22,160)	(103,961)	(21,825)	(27,450)	(189,623)	(428,586)
Income (loss) from operations	94,990	135,901	(15,723)	58,064	90,133	2,736	(180,093)	186,008

15

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2024
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	3,316	657	18,863	128,715	3,661	30,043	-	185,255
Recurring service fees	92,210	48,060	-	4,356	10,164	-	375	155,165
Performance-based income	4,366	-	-	-	1,162	-	-	5,528
Other service fees	-	-	-	15,566	-	6,666	12,728	34,960
Total revenues from others	99,892	48,717	18,863	148,637	14,987	36,709	13,103	380,908
Revenues from funds Gopher/Olive manages
One-time commissions	1,683	-	-	101	43	-	-	1,827
Recurring service fees	17,420	146,037	-	29,763	69,469	-	-	262,689
Performance-based income	1,156	634	-	-	7,054	-	-	8,844
Total revenues from funds Gopher/Olive manages	20,259	146,671	-	29,864	76,566	-	-	273,360
Total revenues	120,151	195,388	18,863	178,501	91,553	36,709	13,103	654,268
Less: VAT related surcharges	(1,088)	(467)	(163)	-	-	-	(3,015)	(4,733)
Net revenues	119,063	194,921	18,700	178,501	91,553	36,709	10,088	649,535
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(29,161)	(9,231)	(19,102)	(85,482)	(1,177)	(142)	-	(144,295)
Other compensations	(9,234)	(23,182)	(12,386)	(49,344)	(13,242)	(11,448)	(125,654)	(244,490)
Total compensation and benefits	(38,395)	(32,413)	(31,488)	(134,826)	(14,419)	(11,590)	(125,654)	(388,785)
Selling expenses	(2,967)	(2,570)	(825)	(33,688)	(6,654)	(268)	(15,360)	(62,332)
General and administrative expenses	(198)	(3,002)	(12,829)	(5,265)	(1,795)	(1,070)	(46,957)	(71,116)
(Provision for) reversal of credit losses	-	-	-	-	-	(3,637)	3,734	97
Other operating expenses	(451)	(976)	(17)	-	-	(1,403)	(14,299)	(17,146)
Government grants	3,175	4,092	7	-	-	-	3,959	11,233
Total operating costs and expenses	(38,836)	(34,869)	(45,152)	(173,779)	(22,868)	(17,968)	(194,577)	(528,049)
Income (loss) from operations	80,227	160,052	(26,452)	4,722	68,685	18,741	(184,489)	121,486

16

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended March 31, 2025
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	154,991	-	-	154,991
Recurring service fees	151,596	-	-	151,596
Performance-based income	13,986	-	-	13,986
Other service fees	25,477	-	11,386	36,863
Total revenues from others	346,050	-	11,386	357,436
Revenues from funds Gopher/Olive manages:
One-time commissions	2,639	1,111	-	3,750
Recurring service fees	81,426	162,954	-	244,380
Performance-based income	-	14,529	-	14,529
Total revenues from funds Gopher/Olive manages	84,065	178,594	-	262,659
Total revenues	430,115	178,594	11,386	620,095
Less: VAT related surcharges	(2,008)	(188)	(3,305)	(5,501)
Net revenues	428,107	178,406	8,081	614,594
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(122,103)	(465)	-	(122,568)
Other compensations	(118,617)	(53,594)	(9,116)	(181,327)
Total compensation and benefits	(240,720)	(54,059)	(9,116)	(303,895)
Selling expenses	(35,429)	(10,210)	(5,433)	(51,072)
General and administrative expenses	(42,196)	(13,251)	(8,994)	(64,441)
Provision for credit losses	(1,219)	(438)	(1,153)	(2,810)
Other operating expenses	(7,644)	(2,380)	(5,675)	(15,699)
Government grants	4,002	5,315	14	9,331
Total operating costs and expenses	(323,206)	(75,023)	(30,357)	(428,586)
Income (loss) from operations	104,901	103,383	(22,276)	186,008

17

Noah Holdings Limited

Additional Business Information

(unaudited)

	Three months ended March 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	185,255	-	-	185,255
Recurring service fees	155,165	-	-	155,165
Performance-based income	5,528	-	-	5,528
Other service fees	25,711	-	9,249	34,960
Total revenues from others	371,659	-	9,249	380,908
Revenues from funds Gopher/Olive manages:
One-time commissions	1,793	34	-	1,827
Recurring service fees	89,719	172,970	-	262,689
Performance-based income	1,039	7,805	-	8,844
Total revenues from funds Gopher/Olive manages	92,551	180,809	-	273,360
Total revenues	464,210	180,809	9,249	654,268
Less: VAT related surcharges	(1,530)	(440)	(2,763)	(4,733)
Net revenues	462,680	180,369	6,486	649,535
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(136,644)	(7,651)	-	(144,295)
Other compensations	(164,652)	(61,548)	(18,290)	(244,490)
Total compensation and benefits	(301,296)	(69,199)	(18,290)	(388,785)
Selling expenses	(47,547)	(11,825)	(2,960)	(62,332)
General and administrative expenses	(43,641)	(16,605)	(10,870)	(71,116)
(Provision for) reversal of credit losses	(4,735)	(996)	5,828	97
Other operating expenses	(7,306)	(974)	(8,866)	(17,146)
Government grants	7,108	4,093	32	11,233
Total operating costs and expenses	(397,417)	(95,506)	(35,126)	(528,049)
Income (loss) from operations	65,263	84,863	(28,640)	121,486

18

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended
	March 31, 2024	March 31, 2025	Change

	(in thousands of RMB, except percentages)
Revenues:
Mainland China	347,505	315,927	(9.1)%
Hong Kong	234,403	227,148	(3.1)%
Others	72,360	77,020	6.4%
Total revenues	654,268	620,095	(5.2)%

Noah Holdings Limited

Supplement Revenue Information by Product Types

(unaudited)

	Three months ended
	March 31, 2024	March 31, 2025	Change

	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	120,151	128,720	7.1%
Private equity products	195,388	166,769	(14.6)%
Insurance products	18,863	6,474	(65.7)%
Others	13,103	13,964	6.6%
Subtotal	347,505	315,927	(9.1)%
Overseas:
Investment products [2]	130,238	156,714	20.3%
Insurance products	150,217	115,976	(22.8)%
Online business [3]	5,139	10,495	104.2%
Others	21,169	20,983	(0.9)%
Subtotal	306,763	304,168	(0.8)%
Total revenues	654,268	620,095	(5.2)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

19

Noah Holdings Limited

Supplement Information of Overseas Business

(unaudited)

	Three months ended
	March 31, 2024	March 31, 2025	Change
Net Revenues from Overseas (RMB, million)	306.8	304.2	(0.8)%
Number of Overseas Registered Clients	15,725	18,207	15.8%
Number of Overseas Active Clients	2,745	3,384	23.3%
Transaction Value of Overseas Investment Products (RMB, billion)	8.4	8.1	(3.6)%
Number of Overseas Relationship Managers	91	131	44.0%
Overseas Assets Under Management (RMB, billion)	37.2	42.7	14.8%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 12

	Three months ended
	March 31,	March 31,
	2024	2025
	RMB'000	RMB'000	Change
Net income attributable to Noah shareholders	131,491	148,964	13.3%
Adjustment for share-based compensation	36,599	24,780	(32.3)%
Less: Tax effect of adjustments	6,922	4,956	(28.4)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	161,168	168,788	4.7%
Net margin attributable to Noah shareholders	20.2%	24.2%
Non-GAAP net margin attributable to Noah shareholders	24.8%	27.5%
Net income attributable to Noah shareholders per ADS, diluted	1.88	2.11	12.2%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.31	2.39	3.5%

12 Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any.

20